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                               CONTRACT SCHEDULE

                    FIXED ACCOUNT RIDER FOR VARIABLE ANNUITY

INITIAL GUARANTEE PERIOD: [Through the end of the current calendar year] RENEWAL GUARANTEE PERIOD: [A calendar year]
INITIAL CURRENT INTEREST RATE: [1.00%]
MINIMUM GUARANTEED INTEREST RATE: [1.00%] [annually]

FIXED ACCOUNT ALLOCATION REQUIREMENTS

1. In addition to the requirements listed in the Allocation Requirements section of the Contract Schedule, you may also allocate to the Fixed Account. However, we may limit this in the future.

2. We may restrict allocations to the Fixed Account if any of the following conditions exist: (a) the credited interest rate for the amount to be allocated is equal to the Minimum Guaranteed Interest Rate for the Fixed Account; (b) the Account Value in the Fixed Account equals or exceeds [$500,000.00]; or (c) a transfer was made out of the Fixed Account within the previous [180 days.]

3.   Allocations specified by you must be in whole numbers.

FIXED ACCOUNT TRANSFER REQUIREMENTS

Subject to the Allocation Requirements, during the Accumulation Period you may make transfers into the Fixed Account from the Subaccounts, subject to the maximum number of transfers per Contract Year.

The minimum amount that may be transferred from the Fixed Account during the Accumulation Period is [$500.00], or your entire interest in the Fixed Account, if less. Transfers out of the Fixed Account during the Accumulation Period may be limited to the greater of (a) [25%] of the Fixed Account Value at the beginning of the Contract Year, or (b) the amount transferred out of the Fixed Account in the prior Contract Year.

ICC15-8-CFIX-1 (11/15)